Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-233120
June 19, 2020

4,000,000 Depositary Shares, Each Representing a 1/400th Interest in a Share of
7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E

PRICING TERM SHEET

Issuer:	Heartland Financial USA, Inc. (Nasdaq: HTLF) (the “Company”)

Security:
Depositary shares (“Depositary Shares”), each representing a 1/400th interest in a share of the Company’s 7.00% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E (the “Preferred Stock”)

Size:	$100,000,000 (4,000,000 Depositary Shares)

Option to Purchase Additional Shares:
The underwriters have the option to purchase up to an additional $15,000,000 (600,000 Depositary Shares) within 30 days after the date of this pricing term sheet at the public offering price, less the underwriting discount.

Reset:	First reset date July 15, 2025 and each date falling on the fifth anniversary of the preceding reset date
Maturity:	Perpetual

Rating*:	BBB- by Kroll Bond Rating Agency, Inc.

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Payment Dates:	If declared, quarterly, in arrears, on January 15, April 15, July 15 and October 15 of each year (each such date, a “Dividend Payment Date”), beginning on October 15, 2020.

Dividend Rate (Non-Cumulative):
From and including the original issue date to, but excluding, July 15, 2025, at a fixed rate of 7.00% per annum, and from, and including, July 15, 2025, during each reset period, the five-year treasury rate as of the most recent reset dividend determination date plus 6.675%.

Day Count:	30/360

Redemption:
The Preferred Stock represented by the Depositary Shares may be redeemed at the Company’s option, subject to regulatory approval, at a cash redemption price equal to $10,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date on or after July 15, 2025 or (ii) in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the preliminary prospectus supplement dated June 19, 2020.  Holders of the Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares or the Preferred Stock.

Expected listing:
The Company has filed an application to list the Depositary Shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “HTLFP.” If the listing application is approved, trading of the Depositary Shares on Nasdaq is expected to begin within 30 days after they are first issued.

Trade Date:	June 19, 2020

Settlement Date:	June 26, 2020 (T+5)**

Public Offering Price:	$25 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share

Net Proceeds (before expenses) to the Company:	$96,850,000

Book-Running Managers:	Raymond James & Associates, Keefe Bruyette & Woods, Inc., Wells Fargo Securities, LLC, D.A. Davidson & Co., Piper Sandler & Co.

CUSIP / ISIN:	42234Q 201 / US42234Q2012

*A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

**We expect that delivery of the Depositary Shares will be made against payment therefor on or about June  26, 2020, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares will initially settle in T+5 to specify an alternate settlement arrangement at the time of any  such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

The Company has filed a “shelf” Registration Statement on Form S-3 (File No. 333-233120) (including the base prospectus) on August 8, 2019 (the “Registration Statement”) and a related preliminary prospectus supplement on June 19, 2020 (“Preliminary Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The information in this communication supplements and supersedes the information contained in the Preliminary Prospectus. You may obtain a copy of these documents by contacting Raymond James & Associates, Inc. at 880 Carillon Parkway, St. Petersburg, FL 33716 or by calling (800) 248-8863. Before you invest, you should read the prospectus in the Registration Statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov.

Neither the Depositary Shares nor the Preferred Stock is a savings account, deposit or other obligation of any of the Company’s bank or non-bank subsidiaries. Neither the Depositary Shares nor the Preferred Stock is insured by the Federal Deposit Insurance Corporation or any other governmental agency.